PRIVATE CLIENT SERVICES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the Securities and Exchange Commission
DECEMBER 31, 2016

Net Capital:

Total member equity	$	454,500
Commission receivable non-allowable		(66,775)
Receivable from non-customer		(45,033)
Property and equipment, net		(4,788)
Other assets		(99,596)
Net Capital	$	238,308

Aggregate Indebtedness:

Items included in statement of financial condition:

Commissions and fees payable	$	119,551
Accounts payable & accrued payroll liabilities		77,673
Rep expenses collected		248,043
	$	445,267

Computation of basic net capital requirement:

One-fifteenth of Aggregate Indebtedness	$	29,684
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater)	$	29,684

Excess Net Capital	$	208,624

Percentage of Aggregate Indebtedness To Net Capital	186.85%

Reconciliation with Company's computation
(included in Part IIA of Form X-17a-5,
as of December 31, 2016)

Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	208,624
Effect of audit adjustments on accounts included in net capital computation		-
Net capital per above	$	208,624